SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 1 of 14

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 12)

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 20 02

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

February 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 2 of 14

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 44,662
	8	Shared voting power 780,299
	9	Sole dispositive power 44,662
	10	Shared dispositive power 780,299
11	Aggregate amount beneficially owned by each reporting person 824,961
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 52.51%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 3 of 14

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 92,873
	8	Shared voting power 780,299
	9	Sole dispositive power 92,873
	10	Shared dispositive power 780,299
11	Aggregate amount beneficially owned by each reporting person 873,172
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 55.58%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 4 of 14

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,195
	8	Shared voting power 0
	9	Sole dispositive power 9,195
	10	Shared dispositive power 780,299
11	Aggregate amount beneficially owned by each reporting person 789,494
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 50.26%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 5 of 14

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 97,312
	8	Shared voting power 780,299
	9	Sole dispositive power 97,312
	10	Shared dispositive power 780,299
11	Aggregate amount beneficially owned by each reporting person 877,611
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 55.87%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 6 of 14

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 118,125
	8	Shared voting power 780,299
	9	Sole dispositive power 118,125
	10	Shared dispositive power 780,299
11	Aggregate amount beneficially owned by each reporting person 898,424
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 57.19%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 7 of 14

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce T. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 780,299
11	Aggregate amount beneficially owned by each reporting person 780,299
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 49.67%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 8 of 14

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,195
	8	Shared voting power 0
	9	Sole dispositive power 9,195
	10	Shared dispositive power 780,299
11	Aggregate amount beneficially owned by each reporting person 789,494
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 50.26%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 9 of 14

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 118,125
	9	Sole dispositive power 0
	10	Shared dispositive power 898,424
11	Aggregate amount beneficially owned by each reporting person 898,424
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 57.19%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 10 of 14

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 97,312
	9	Sole dispositive power 0
	10	Shared dispositive power 877,611
11	Aggregate amount beneficially owned by each reporting person 877,611
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 55.87%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 11 of 14

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 92,873
	9	Sole dispositive power 0
	10	Shared dispositive power 873,172
11	Aggregate amount beneficially owned by each reporting person 873,172
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 55.58%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 12 of 14

This Amendment No. 12 to Amended and Restated Schedule 13D (this “Amendment No. 12”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (the “Class B Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associates I, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Amended and Restated Schedule 13D filed by the Reporting Persons on March 27, 2002 (the “Initial Filing”), as amended on October 24, 2002 (the “Amendment No. 1”), as further amended on February 17, 2004 (the “Amendment No. 2”), as further amended on February 15, 2005 (the “Amendment No. 3”), as further amended on February 14, 2006 (the “Amendment No. 4”), as further amended on February 13, 2008 (the “Amendment No. 5”), as further amended on February 16, 2010 (the “Amendment No. 6”), as further amended on February 14, 2011 (the “Amendment No. 7”), as further amended on February 14, 2012 (the “Amendment No. 8”), as further amended on February 14, 2013 (the “Amendment No. 9”), as further amended on February 14, 2014 (the “Amendment No. 10”) and as further amended on February 13, 2015 (the “Amendment No. 11”) (collectively, the “Filings”). This Amendment No. 12 reflects the beneficial ownership of shares of Class B Common by the Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 5.	Interest in Securities of the Issuer

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and to dispose of 44,662 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 824,961 shares of Class B Common beneficially owned by Alfred M. Rankin, Jr., constitute approximately 52.51% of the Class B Common outstanding as of December 31, 2016.

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 92,873 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 873,172 shares of Class B Common beneficially owned by Thomas T. Rankin, constitute approximately 55.58% of the Class B Common outstanding as of December 31, 2016.

Clara T. Rankin Williams. Ms. Williams has sole power to vote and dispose of 9,195 shares of Class B Common held in a trust for her benefit and shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 789,494 shares of Class B Common beneficially owned by Clara T. Rankin Williams constitute approximately 50.26% of the Class B Common outstanding as of December 31, 2016.

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 97,312 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 877,611 shares of Class B Common beneficially owned by Claiborne R. Rankin constitute approximately 55.87% of the Class B Common outstanding as of December 31, 2016.

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 118,125 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) as trustee and beneficiary of certain trusts, shares the power to vote and dispose of the 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 898,424 shares of Class B Common beneficially owned by Roger F. Rankin, constitute approximately 57.19% of the Class B Common outstanding as of December 31, 2016.

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 13 of 14

Bruce T. Rankin. Mr. Rankin (a) as primary beneficiary of the Bruce Rankin Trust, which is a limited partner of Rankin I, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the general partners and the other limited partners of Rankin I and (b) as primary beneficiary of the Bruce Rankin Trust, which is a Limited Partner of Rankin IV, shares the power to dispose of the 307,928 shares of Class B Common held by Rankin IV with the general partners and the other limited partners of Rankin IV. Together, the 780,299 shares of Class B Common beneficially owned by Bruce T. Rankin, constitute approximately 49.67% of the Class B Common outstanding as of December 31, 2016.

Helen R. Butler. Ms. Butler has sole power to vote and dispose of 9,195 shares of Class B Common held in a trust for her benefit and shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 789,494 shares of Class B Common beneficially owned by Helen R. Butler constitute approximately 50.26% of the Class B Common outstanding as of December 31, 2016.

Alison A. Rankin. Ms. Rankin is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose 118,125 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 898,424 shares of Class B Common beneficially owned by Alison A. Rankin constitute approximately 57.19% of the Class B Common outstanding as of December 31, 2016.

Chloe O. Rankin. Ms. Rankin is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose 97,312 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 877,611 shares of Class B Common beneficially owned by Chloe O. Rankin constitute approximately 55.87% of the Class B Common outstanding as of December 31, 2016.

Corbin K. Rankin. Ms. Rankin is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose 92,873 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (b) 307,928 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV. Collectively, the 873,172 shares of Class B Common beneficially owned by Corbin K. Rankin, constitute approximately 55.58% of the Class B Common outstanding as of December 31, 2016.

[Signatures begin on the next page.]

SCHEDULE 13D/A

CUSIP No. 629579 20 02	Page 14 of 14

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

Name: Rankin Associates I, L.P.

under the Agreement dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., as Trustee

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Corbin K. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 6 of the Initial Filing.